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                                AUDITORS' CONSENT

We refer to the Preliminary Pricing Supplement No. 2 of Royal Bank of Canada
(the "Bank") dated April 11, 2005 relating to the offering of US$10,000,000
Senior Global Medium-Term Notes, Series A, to the Prospectus Supplement dated
January 26, 2005 relating to the offering of up to US$1,370,000,000 Senior
Global Medium-Term Notes, Series A to the short form base shelf prospectus dated
October 14, 2003 relating to the offering of up to US$4,000,000,000 Senior Debt
Securities, Subordinated Debt Securities (Subordinated Indebtedness)
(collectively, the "Prospectus"). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our reports to the shareholders of the Bank on the consolidated balance sheets as at October
31, 2004 and 2003 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the two-year period ended October 31, 2004. Our reports are dated December 20, 2004.

(signed) "Deloitte & Touche LLP"
Chartered Accountants
Toronto, Canada
April 11, 2005